

18005046

SEC
Mail Processing
Section

MAR 01 2018

Washington DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-44085 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
                                MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mirus Securities, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Summit Drive, Suite 460
(No. and Street)

| Burlington | MA | 01803 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Fullerton                                         (781) 418-5900
                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

| 500 Boylston St | Boston | MA | 02116 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EB

# OATH OR AFFIRMATION

I, Alan Fullerton _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc. _____ , as of December 31, _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Financial Statements
# and Supplementary Information

# Mirus Securities, Inc.

**December 31, 2017**

# MIRUS SECURITIES, INC.

## *Financial Statements and Supplementary Information*

### *Table of Contents*



Mayer Hoffman McCann P.C.
500 Boylston Street ■ Boston, MA 02116
Main: 617.761.0600 ■ Fax: 617.761.0601
www.cbiz.com/newengland

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mirus Securities, Inc.
Burlington, Massachusetts

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mirus Securities, Inc. (the "Company") as of December 31, 2017, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





**Supplemental Information**

The information contained in Schedules I, II, and III (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Mirus Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mirus Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Mayer Hoffman McCann P.C.*

We have served as the Company's auditor since 2003.
Boston, Massachusetts
February 27, 2018

# MIRUS SECURITIES, INC.

## *Statement of Financial Condition*

### *December 31, 2017*

**Assets**

Current assets:

| | | |
|---|---|---:|
| Cash | $ | 278,405 |
| Fees receivable, net of an allowance for doubtful accounts of $7,500 | | 76,207 |
| Prepaid expenses | | 15,774 |
| Due from related party | | 500 |
| **Total assets** | $ | **370,886** |

**Liabilities and Stockholder's Equity**

Current liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 9,133 |
| Deferred revenue | | 27,962 |
| Due to related party | | 91 |
| **Total current liabilities** | $ | **37,186** |

Stockholder's equity:

| | | |
|---|---|---:|
| Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares; issued and outstanding 100 shares | | 100 |
| Additional paid-in capital | | 21,146 |
| Retained earnings | | 312,454 |
| **Total stockholder's equity** | | **333,700** |
| **Total liabilities and stockholder's equity** | $ | **370,886** |

# MIRUS SECURITIES, INC.

## *Statement of Operations*

### *Year Ended December 31, 2017*

| | | |
|---|---|---:|
| **Revenues** | $ | **9,508,078** |
| | | |
| Operating expenses: | | |
| Consulting fees | | 9,463,584 |
| Management fees | | 43,848 |
| Regulatory fees | | 25,039 |
| Bad debt expense | | 119,075 |
| Other expenses | | 23,048 |
| | | |
| **Total operating expenses** | | **9,674,594** |
| | | |
| **Loss before provision for income taxes** | | **(166,516)** |
| | | |
| Income tax expense | | 891 |
| | | |
| **Net loss** | $ | **(167,407)** |

# MIRUS SECURITIES, INC.

## *Statement of Changes in Stockholder's Equity*

### *Year Ended December 31, 2017*

|  | Common Stock | | Additional Paid-in Capital | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| Stockholder's equity at January 1, 2017 | $ | 100 | $ | 21,146 | $ | 479,861 | $ 501,107 |
| Net loss | | - | | - | | (167,407) | (167,407) |
| Stockholder's equity at December 31, 2017 | $ | 100 | $ | 21,146 | $ | 312,454 | $ 333,700 |

# MIRUS SECURITIES, INC.

## *Statement of Cash Flows*

### *Year Ended December 31, 2017*

**Cash flows from operating activities:**

| | | |
|---|---|---:|
| Net loss | $ | (167,407) |
| | | |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
|     Bad debt expense | | 119,075 |
|     Prepaid expenses | | (11,987) |
|     Fees receivable | | (24,825) |
|     Due from related party | | (500) |
|     Accounts payable and accrued expenses | | 4,768 |
|     Deferred revenue | | (4,055) |
|     Due to related party | | 91 |
| | | |
| **Net cash used in operating activities** | | (84,840) |
| | | |
| Cash, beginning of year | | 363,245 |
| | | |
| **Cash, end of year** | $ | **278,405** |

**Supplemental disclosures of cash flow information:**
**Cash paid during the year:**

| | | |
|---|---|---:|
| **Income taxes** | $ | **891** |

### *Note 1 - Summary of Significant Accounting Policies*

#### *Description of Business*

Mirus Securities, Inc. (the "Company") was incorporated as a Massachusetts business in May 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company is a wholly owned subsidiary of Mirus Capital Advisors, Inc. (Advisors) that provides investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see Note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

#### *Cash*

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution.

#### *Client Fees Receivable*

Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable is reduced by a bad debt allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful.

### *Note 1 - Summary of Significant Accounting Policies (Continued)*

#### *Revenue Recognition*

Accomplishment fee income and related expenses for transactions are recognized on the date the transaction closes, which is generally the trade execution date.

Consulting fees are billed to customers on a monthly basis and recognized as revenue as the services are performed.

#### *Use of Estimates*

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### *Federal and State Income Taxes*

The Company files its Federal tax return on a combined basis with its parent, and with the consent of Advisors stockholders, will be taxed under sections of Federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees incurred during the year ended December 31, 2017 amounted to $891.

On December 22, 2017, The United States (U.S.) enacted the Tax Cuts and Jobs Act (Tax Reform Legislation), which made significant changes to U.S. federal income tax law. Management has evaluated the new legislation and does not expect these changes to have an impact on the Company.

#### *Fair Value Measurements*

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial assets or liabilities, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Assets or liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

> Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

> Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

## Note 1 - *Summary of Significant Accounting Policies (Continued)*

### *Fair Value Measurements (Continued)*

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

### *Uncertain Tax Positions*

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a qualified sub-chapter S corporation electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's Federal and state income tax returns are generally open for examination for the past 3 years.

### *Recently issued accounting pronouncements*

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March, 2016 the FASB issued revised guidance which clarifies the guidance related to determining the appropriate unit of account under the revenue standard's principal versus agent guidance and applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard's control principal. In April 2016, the FASB issued an amendment to provide more detailed guidance including additional implementation guidance and examples related to identifying performance obligations and licenses of intellectual property. In May 2016, the FASB amended the standards to clarify the guidance on assessing collectability, presenting sales taxes, measuring noncash consideration, and certain transition matters. This new guidance will be effective for the Company beginning January 1, 2019 and allows for both retrospective and modified-retrospective methods of adoption. The Company has elected to use the modified-retrospective method. The Company does not expect the adoption of the guidance to have significant effect on the timing of recognition of revenue.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either no applicable or are not expected to be significant to the company.

# MIRUS SECURITIES, INC.

## *Notes to Financial Statements*

### *Subsequent Events*

The Company evaluated subsequent events through February 2018, the date the financial statements were authorized to be issued.

### *Note 2 - Related Party Transactions*

During 2017, the Company paid Advisors $9,463,584, for management and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. At December 31, 2017 $500 was due from Advisors and $91 was due to Advisors.

### *Note 3 - Concentrations*

For the year ended December 31, 2017, the Company had 4 customers that accounted for 78% of fees receivable and 2 customers that accounted for 52% of total revenue.

### *Note 4 - Net Minimum Capital Requirement*

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $5,000 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed a 15 to 1 ratio (1500%) of its net capital. At December 31, 2017, the Company had net capital of, $241,219, of which $236,219 was in excess of its required net capital. At December 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 15%.

### *Note 5 - Customer Transactions*

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

*Supplementary Information*

# MIRUS SECURITIES, INC.

## *Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1*

### *Schedule I*

### *December 31, 2017*

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Mirus Securities, Inc. had the following Excess Net Capital at December 31, 2017:

| | | |
|---|---|---|
| **Total stockholder's equity from the statement of financial condition** | $ | **333,700** |
| Deductions: | | |
| Non-allowable assets | | (92,481) |
| **Net capital before haircuts on securities positions** | | **241,219** |
| **Net capital** | | **241,219** |
| Aggregate indebtedness: | | |
| Included in statement of financial condition: | | |
| Accounts payable and deferred revenue | | 37,186 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | 2,479 | |
| Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness) | | 5,000 |
| **Capital in excess of minimum requirement** | $ | **236,219** |
| Ratio, aggregate indebtedness to net capital | | .15 to 1 |

# MIRUS SECURITIES, INC.

## *Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with That Filed in Part IIA of Form X-17A-5*

## *Schedule II*

### *December 31, 2017*

**Aggregate Indebtedness**

There were no material adjustments to the aggregate indebtedness calculation.

**Net Capital**

There were no material adjustments to the net capital calculation.

# MIRUS SECURITIES, INC.

## Statement Pursuant to Rule 15c3-3 of the
## Securities Exchange Act of 1934

### Schedule III

### December 31, 2017

The Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(i) of the rule.



Mayer Hoffman McCann P.C.
500 Boylston Street ▪ Boston, MA 02116
Main: 617.761.0600 ▪ Fax: 617.761.0601
www.cbiz.com/newengland

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mirus Securities, Inc.
Burlington, Massachusetts

We have reviewed management's statements, included in the accompanying Mirus Securities, Inc. Exemption Report, in which (1) Mirus Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mirus Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Mayer Hoffman McCann P.C.*

Boston, Massachusetts
February 27, 2018



KRESTON  Member of Kreston International – a global network of independent accounting firms

# MIRUS SECURITIES, INC.

## *Statement Pursuant to SEC Rule 17a-5*

### *December 31, 2017*

Mirus Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a95, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2) the Company met the exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception.

Mirus Securities, Inc.

By:    Alan Fullerton
Title: President

February 27, 2018

# Report of Independent Registered
## Public Accounting Firm on
## Applying Agreed-Upon Procedures

# Mirus Securities, Inc.

**December 31, 2017**



# MIRUS SECURITIES, INC.

## Table of Contents

**MHM**

Mayer Hoffman McCann P.C.
500 Boylston Street ▪ Boston, MA 02116
Main: 617.761.0600 ▪ Fax: 617.761.0601
www.cbiz.com/newengland

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
Mirus Securities, Inc.
Burlington, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Mirus Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



**KRESTON** *Member of Kreston International – a global network of independent accounting firms*



This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*Mayer Hoffman McCann P.C.*

Boston, Massachusetts
February 27, 2018

# MIRUS SECURITIES, INC.

## Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

### For the Year Ended December 31, 2017

| | | |
|---|---|---:|
| General assessment | | $ 14,262 |
| Less payments made: | | |

| Date Paid | Amount | |
|---|---|---:|
| 7/24/17 | $ 5,129 | (5,129) |

| | | |
|---|---|---:|
| Interest on late payment(s) | | - |
| Total assessment balance and interest due | | $ 9,133 |

# MIRUS SECURITIES, INC.

## Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

### For the Year Ended December 31, 2017

| | | |
|---|---|---:|
| Revenue: | | |
| Consulting income | $ | 954,805 |
| Accomplishment fees | | 8,510,614 |
| Reimbursed expenses income | | 42,659 |
| | | |
| SIPC net operating revenues | $ | 9,508,078 |
| | | |
| General assessment @ .0015 | $ | 14,262 |